

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 13, 2018

Axel Hefer
Chief Financial Officer
Trivago N.V.
Bennigensen-Platz 1
40474 Düsseldorf, Germany

      Re: trivago N.V.
              Registration Statement on Form F-3
              Filed April 5, 2018
              File No. 333-224151

Dear Mr. Hefer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 with any questions.

                    Sincerely,

                    /s/ Jan Woo

                    Jan Woo
                    Legal Branch Chief
                    Office of Information Technologies
                    and Services

cc: Emily C. Corbi, Esq.
       Latham & Watkins LLP